UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 30, 2004**

Mississippi Chemical Corporation
(Exact name of Registrant as specified in its charter)

Mississippi	**001-12217**	**64-0292638**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3622 Highway 49 East, Yazoo City, Mississippi	**39194**
(Address of principal executive offices)	(Zip Code)

(662) 746-4131
(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On September 30, 2004, Point Lisas Nitrogen Limited ("Point Lisas Nitrogen"), the 50/50 venture between Mississippi Chemical Corporation and KNC Trinidad Limited which produces nitrogen products at a production facility in Point Lisas, The Republic of Trinidad and Tobago, paid off in full its loan with The Export-Import Bank of the United States. Point Lisas Nitrogen used available cash to fund the $27,280,423.29 payoff amount, which included a prepayment premium of $1,100,000.00 and other expenses related to the prepayment.

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSISSIPPI CHEMICAL CORPORATION

Date: October 5, 2004   By: /s/ Timothy A. Dawson
                                       Timothy A. Dawson
                                       Senior Vice President and Chief Financial Officer